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                                                                       Exhibit 2
bid.com

                                                      Bid.Com International Inc.
                                                    6725 Airport Road, Suite 201
                                                         Mississauga, ON L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                                            Website: www.bid.com
                                                        (Nasdaq: BIDS, TSE: BII)


FOR IMMEDIATE RELEASE

           BID.COM ANNOUNCES FOURTH FOURTH QUARTER 1999 2000 RESULTS New contract value grows by 100%; cash burn rate improves

TORONTO, ONTARIO -February 21stFebruary 24, 2001- Bid.Com International Inc. (Nasdaq: BIDS, TSE: BII), a global application provider of dynamic pricing solutions, today announced results for its fourth quarter ended December 31, 2000. The company experienced a significant improvement in new contract value and operational performance, exceeding its publicly stated targets. The results provide a continued endorsement of the Company's evolution as a business-to-business enabler of e-commerce transactions. All figures are in Canadian dollars. As of December 31, 2000, the exchange rate was Cdn $1.4995 to US$1.00.

Gross revenue in the fourth quarter 2000 totaled $1.2 million compared to $1.7 million in the third quarter of 2000 and $11.4 million in the fourth quarter of 1999. The decline in revenues reflects the completion of Bid.Com's previously announced exit from the business-to-consumer arena. As reported previously, Bid.Com closed its on-line retail operations on October 24, 2000.

Growth in customer base and contract value
As well as achieving gross revenues of $1.2 million, Bid.Com generated $2.6 million in new contract value in the fourth quarter, a 100% growth over the new contract value of $1.3 million reached in the third quarter of 2000. Combined revenues and new contract value for the fourth quarter reached $3.6 million, exceeding the publicly stated target of $3 million by 20%. This combined total has been adjusted to take into account $200,000 of revenues that were earned from new contracts signed in the quarter.

New contract value represents contractually committed revenue that is expected to be earned over the course of signed agreements. This total does not include any share of transactions that Bid.Com will receive as a result of its customers' on-line sales or procurement activities.

During the fourth quarter, Bid.Com entered into agreements with a number of business customers. These agreements are typically two to three years in duration. Bid.Com expects that revenues associated with these agreements will begin to be realized in the first quarter of 2001 pending the implementation of the company's proprietary dynamic pricing solutions into its customers' on-line environments.

"Bid.Com's customer base continues to grow in large part because of the world-class reputation we are building for our leading-edge solutions," said Jeff Lymburner, President and CEO of Bid.Com International Inc. "It is also extremely encouraging that the average size of each of our new deals has increased quarter over quarter."
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Bid.Com International Inc.

                                      -2-

Burn-rate and operational performance continues to improve During the quarter, Bid.Com experienced a number of non-operational items that warrant highlighting:

     . The Company recorded an adjustment to reflect a reduction of $4.3 million in the value of its investment in AOL shares based on market value as of December 31, 2000. The impact of this adjustment was substantially reversed in early 2001, with the sale of the majority of the Company's remaining AOL shares at a significantly higher share price. At the end of January 2001, the Company had a balance of $19 million in cash and marketable securities.

     . The Company recorded a write-down and special impairment provision of $5.1 million for strategic investments, including $2.8 million in the value of its equity investment in Point2 Internet Systems, as a result of changes in market conditions. Additionally, Bid.Com recently granted Point2 management an option to secure Bid.Com's investment and assets in Point2 for $2.6 million.

Bid.Com reported a net loss from operations for the quarter of $5.6 million or $0.10 per basic share. This compares to a net loss of $6.0 million, or $0.11 per basic share, for the third quarter of 2000 and a net loss of $5.0 million, or $0.10 per basic share, for the same period in 1999.

"Bid.Com continues to realize improvements in our burn-rate quarter over quarter," Mr. Lymburner said. "Even as we built on our international presence and grew our staff by 15% in the most recent quarter, Bid.Com reduced expenses and improved our cash burn-rate by approximately $400,000."

Key milestones achieved
Throughout the past quarter, Bid.Com continued to focus on its strategy of delivering dynamic pricing solutions to business customers, enabling them to take advantage of web-based transactions. The following were key developments announced during the fourth quarter, 2000:

     . The Company signed multi-year agreements with a number of organizations. Bid.Com's new customer base includes: CargoWorldwide, EssentiaLink, Merchants Exchange and others.

     .    Bid.Com ended its business-to-consumer retail operations.

     . The Company expanded its Board of Directors with the appointments of Ken Sexton and Howard Koenig, two U.S.-based senior management professionals with extensive industry experience.

     . Bid.Com launched Dyn@mic Buyer, a next generation procurement application that streamlines purchasing activities and reduces purchasing costs.

     . Bid.Com successfully implemented a number of successful e-commerce initiatives for its customers, including News International, iVenus, and MarineMax.

     . Bid.Com formed strategic alliance with ecwebworks and SoftCo, leading providers of web-based technologies.

     . The Company extended its sales and marketing presence throughout the United States and Europe.
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Bid.Com International Inc.

                                      -3-


Mr. Lymburner concluded: "Bid.Com focused much of its fourth quarter efforts on executing its plan and meeting our publicly stated targets. As evidenced by our continuing customer wins and growth in combined revenue and new contract value, we are encouraged by results that confirm we are moving in the right direction. Based on current projections, we anticipate that combined revenues and new contract value for first quarter 2001 will be $4 million, an increase of 11% over the results achieved in the just completed fourth quarter."

Bid.Com will hold a conference call at 10:00 a.m. EDT on February 22 to discuss its financial results. Followers of Bid.Com are invited to listen to the call live over the Internet on the Investor Relations section of the Bid.Com.com site at http://www.bid.com/investor.asp. The call will also be broadcast on
   -------------------------------
http://www.vcall.com and http://www.streetevents.com.
--------------------     ---------------------------

About Bid.Com International Inc.:
---------------------------------
Founded in 1995, Bid.Com offers a comprehensive suite of on-line Dynamic Pricing Solutions for business-to-business and business-to-consumer markets. Bid.Com offers multiple on-line transaction methods, providing fixed price, traditional auction, real-time declining price (Dutch) auction and reverse auctions (Request for Quotation/Proposal (RFQ/RFP) all within the same package. Thanks to award-winning modular architecture, the Bid.Com system can be integrated with virtually any business-to-business or consumer-based application. A growing number of organizations have made Bid.Com their on-line sales partner in sectors such as automotive, heavy machinery, capital markets, electronic media, wireless communications, arts and culture, and retail. Customers and partners include GE Capital, News International Inc., Research In Motion, CapGemini, and PricewaterhouseCoopers.

Bid.Com has offices in Toronto (Ontario), Tampa (Florida), New York, Sacramento (California), Dublin (Ireland), and Melbourne (Australia). The company's shares trade on both the NASDAQ National Market and the Toronto Stock Exchange (NASDAQ:
BIDS, TSE: BII).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. To receive additional information about Bid.Com International Inc. please visit www.bid.com.
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CONTACTS:
At Bid.Com:                                  At BenchMark Porter Novelli:
-----------                                  ----------------------------
Joe Racanelli, Director of Marketing         Stacey Tessis
Tel: (905) 672-7467  ext. 273                 Tel: (416) 423-6605
Fax: (905) 672-9928                          E-mail:stessis@bmporternovelli.com
E-mail: jracanelli@bid.com